PRESS RELEASE
Press Release No. 07-06

METALLICA RESOURCES ANNOUNCES FIRST QUARTER 2007 RESULTS
AND RECENT CORPORATE HIGHLIGHTS

May 11, 2007, Toronto, Ontario - Metallica Resources Inc. (the "Company") (TSX: MR, AMEX: MRB) is pleased to report its first quarter 2007 financial results and year-to-date corporate achievements. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com. All dollar values are in U.S. currency unless otherwise stated.

Highlights:

  The Cerro San Pedro project produced its first gold-silver doré during April. Doré will be poured on a regular basis as the project advances towards full production later this year. Full production capacity is expected to be achieved by the fourth quarter of 2007. Production for 2007 is forecast to be 40,000 ounces of gold and 950,000 ounces of silver, approximately 45% of full-production capacity.

  Mineral reserves increased 25% at Cerro San Pedro, extending the estimated mine life through 2017. The updated reserve is based on $475 per ounce gold and $8 per ounce silver, equating to 2.6 million gold-equivalent ounces contained in 85.8 million tonnes of ore.

  Construction began on the second and third cells of the phase one heap-leach pad at Cerro San Pedro. When complete later this year, the cells will provide sufficient heap-leach capacity for production through 2008.

  A 6,208-meter drill program at the 30%-owned El Morro project intercepted significant high-grade copper-gold mineralization continuing to depth. All holes terminated in mineralization at depths up to 150 meters below the currently-defined measured and indicated La Fortuna resource.

  The Company’s 30% share of the La Fortuna measured and indicated resource is 1.94 billion pounds of copper and 2.54 million ounces of gold at a 0.4% copper-equivalent cut-off grade. Last updated in November 2006, the resource does not reflect the results of the 6,208-meter deep drilling program.

  Xstrata, Plc. ("Xstrata") and the Company intend to spend a total of $1.2 million on drilling and other exploration activities outside the currently-defined La Fortuna resource area. The program is slated to commence late in the second quarter of 2007.

    An approximate 3,500-meter drilling program is underway at the Rio Figueroa project to test the extent of copper-gold sulfide mineralization intercepted in 2006.

    The Company concludes the first quarter 2007 in good financial health. As of March 31, 2007, the Company had a cash position of $36.1 million and no debt.

    The Company’s share price increased 30% during the first quarter 2007, in contrast to the TSX gold index, which declined 6% during the same period.

Selected Financial Data (unaudited):	Three Months	Three Months
(000’s, except share data)	Ended	Ended
	March 31, 2007	March 31, 2006

Net loss	$(757)	$(367)
Basic and diluted net loss per share	(0.01)	--

Cash flows used for operating activities	(2,360)	(355)
Cash flows used for investing activities	(6,666)	(4,022)
Cash flows provided from financing activities	479	494
Decrease in cash and cash equivalents	$(8,547)	$(3,883)

	March 31, 2007	December 31, 2006
Current assets:
Cash	$36,063	$44,762
Value-added tax receivable and other current assets	3,295	2,991
Inventory	1,700	133
Total current assets	41,058	47,886
Mineral properties, plant and equipment	92,715	84,827
Other assets	258	240
Total assets	$134,031	$132,953

Current liabilities:
Accounts payable and accrued liabilities	$6,396	$5,790

Restricted stock units	842	557
Asset retirement obligation	719	611
Total liabilities	7,957	6,958

Shareholders’ equity:
Share capital	134,317	133,572
Contributed surplus	1,485	1,485
Warrants	10,364	10,364
Stock options	2,493	2,474
Accumulated other comprehensive income	72	--
Deficit	(22,657)	(21,900)
Total shareholders’ equity	126,074	125,995
Total liabilities and shareholders’ equity	$134,031	$132,953

  Financial Results:

  The Company is completing construction of its Cerro San Pedro gold and silver mine in Mexico. The Company has not yet recorded any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses and other non-cash expenses.

  First Quarter 2007 Compared to First Quarter 2006

  The Company reported a loss of $0.76 million ($0.01 per share) for the three months ended March 31, 2007 as compared to a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006.

  General and administrative expenses increased by $0.30 million in the current period to $0.76 million. The increase resulted from additional payroll costs totaling $0.13 million principally due to salary increases and the hiring of additional employees resulting from the Company’s transition from an exploration company to a gold and silver producer. Other cost increases in the current period relate to an increase in use of Sarbanes-Oxley and other consultants, and higher stock exchange and annual financial statement audit fees.

  Stock compensation expense increased by $0.17 million in the current period to $0.21 million. The increase primarily resulted from current period vesting of 0.94 million stock options granted from April through December 2006 with fair values of $1.61 to $2.52 per option. In the preceding period, stock option vesting was based on lower fair values of $0.79 to $0.94 per option. The Company’s stock option awards generally vest over a period of two years.

  Restricted stock unit ("RSU") expense represents the increase in the estimated fair value of 370,000 RSUs outstanding at March 31, 2007 and 2006. RSU expense is recorded over the vesting period. The $0.14 million increase in RSU expense compared to the preceding period is principally due to an increase in the Company’s share price from Cdn$3.83 at March 31, 2006 to Cdn$5.56 at March 31, 2007.

  Foreign exchange gain of $0.17 million in the current period, as compared to a foreign exchange loss of $0.05 million in the previous period, principally results from a strengthening of the Canadian dollar relative to the U.S. dollar in the current period versus a slight weakening of the Canadian dollar versus the U.S. dollar in the preceding period. The Canadian dollar/U.S. dollar exchange rate was 1.156 at March 31, 2007 as compared to 1.166 at December 31, 2006. The Company held Canadian dollar cash and cash equivalents totaling approximately Cdn$26.26 million and Cdn$40.57 million at March 31, 2007 and December 31, 2006, respectively.

  Liquidity and Capital Resources:

  The Company had $36.06 million of cash and cash equivalents at March 31, 2007. The Company believes that it has sufficient cash balances to complete construction of the Cerro San Pedro mine and to satisfy its other obligations until such time as the mine begins to generate cash flow from operations, which is expected to occur during the third or fourth quarter of 2007.

  The Company had working capital of $34.66 million at March 31, 2007 as compared to working capital of $42.10 million at December 31, 2006. The $7.44 million decrease in working capital primarily resulted from $7.62 million of additions to mineral properties, plant and equipment in the current quarter for construction of the leach pads and process plant facilities, and mine development activities at the Cerro San Pedro project. In addition, approximately $1.57 million was recorded in inventory due to mining and transporting of ore to the leach pads during the current quarter. The Company did not have any inventory in the preceding quarter.

  Outlook:

  Construction of the Cerro San Pedro mine was substantially complete as of May 1, 2007. Construction activities that remain to be completed include cells two and three of the phase one leach pad, testing of the recently installed high voltage power line, installation of additional pumps to increase processing plant capacity and construction of a lime silo. Mining and pre-stripping in the pit is currently underway with approximately one million tonnes of ore having been placed on the leach pad. Testing of the process plant began in January 2007, with the initial gold and silver doré being produced in April 2007. The mine is expected to ramp-up production in the second and third quarters of 2007 in order to achieve full production rates by the fourth quarter of 2007. Once full production is achieved, the operation is expected to produce an average of approximately 90,000 ounces of gold and 2.1 million ounces of silver per year over the currently estimated ten-year mine life. Forecast production for the current year is estimated at 40,000 ounces of gold and 950,000 ounces of silver.

  Xstrata, the Company’s joint venture partner on the El Morro project, is required to provide the Company with a feasibility study on the project by September 2007. The joint venture exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. The agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner’s ownership interest of 70% for Xstrata and 30% for the Company. Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million during 2007. The Company will contribute 30% of the cost of this program. Work on this project is expected to begin late in the second quarter of 2007.

  An estimated 3,500-meter drilling program at the Rio Figueroa copper-gold project in Chile is currently underway. The results from this drilling program will be used to better define the limits of the copper-gold mineralization at the Cerro Matta porphyry target.

  Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious and base metal properties throughout the Americas. It currently has 92.4 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

  ON BEHALF OF THE BOARD OF DIRECTORS

  Richard J. Hall
  President and CEO, (303) 796-0229, Ext. 304.

  INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.